CPLP

Financial Results for the six month period ended June 30, 2014

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the six month periods ended June 30, 2014 and 2013 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Selected Financial Data

(In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	For the six month periods ended June 30,
	2014	2013
Revenues	$61,259	$53,726
Revenues – related party	33,632	28,008

Total Revenues	94,891	81,734

Expenses:
Voyage expenses	3,636	2,882
Voyage expenses - related party	161	160
Vessel operating expenses	24,076	17,522
Vessel operating expenses - related party	7,532	8,496
General and administrative expenses	2,890	5,984
Depreciation and amortization	28,743	24,680

Operating income	27,853	22,010

Non operating income:
Gain from bargain purchase	—	17,475
Gain on sale of claim	—	32,000

Total non operating income	—	49,475

Other income / (expense), net:
Interest expense and finance cost	(9,457)	(7,357)
Gain on interest rate swap agreement	—	4
Interest and other income	662	200

Total other expense, net	(8,795)	(7,153)

Net income	$19,058	$64,332

Preferred unit holders’ interest in Partnership’s net income	8,004	10,540
General Partner’s interest in Partnership’s net income	216	1,076
Common unit holders’ interest in Partnership’s net income	10,838	52,716
Net income per:
• Common unit basic	$0.12	$0.76
Weighted-average units outstanding:
• Common units basic	88,494,025	68,385,001
Net income per:
• Common unit diluted	$0.12	$0.70
Weighted-average units outstanding:
• Common units diluted	88,494,025	89,980,394
Comprehensive income:
Partnership’s net income	19,058	64,332
Other Comprehensive income:
Unrealized gain on derivative instruments	—	462

Comprehensive income	$19,058	$64,794

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	As of June 30, 2014	As of December 31, 2013
Assets
Current assets
Cash and cash equivalents	$67,705	$63,972
Trade accounts receivable, net	2,255	4,365
Due from related parties	3	667
Above market acquired charters	—	612
Prepayments and other assets	1,603	1,376
Inventories	3,605	2,740

Total current assets	75,171	73,732

Fixed assets
Vessels, net	1,148,531	1,176,819

Total fixed assets	1,148,531	1,176,819

Other non-current assets
Above market acquired charters	123,139	130,770
Deferred charges, net	4,783	5,451
Restricted cash	15,000	15,000

Total non-current assets	1,291,453	1,328,040

Total assets	1,366,624	$1,401,772

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$5,400	$5,400
Trade accounts payable	8,861	7,519
Due to related parties	7,319	13,686
Accrued liabilities	5,472	5,387
Deferred revenue, current	9,500	6,936

Total current liabilities	36,552	38,928

Long-term liabilities
Long-term debt	575,215	577,915
Deferred revenue	4,409	3,503

Total long-term liabilities	579,624	581,418

Total liabilities	616,176	620,346

Commitments and contingencies
Partners’ capital	750,448	781,426

Total liabilities and partners’ capital	1,366,624	$1,401,772

Limited Partners’ units outstanding:
• Common	88,790,710	88,440,710
• Class B Convertible Preferred	18,572,221	18,922,221
Distributions declared per:
• Common	0.4650	0.9300
• Class B Convertible Preferred	0.4275	0.8550

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Our Fleet

The current employment of our fleet is summarized as follows:

Vessel Name	Time Charter (“TC”)/ Bare Boat Charter (“BC”) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing)
M/V Archimidis (4)	3+2+1+1 TC	11/2012	Maersk		$34.0
M/V Agamemnon (4)	3+2+1+1 TC	06/2012	Maersk		$34.0
M/T Amoureux	1 TC	1/2014	Capital Maritime & Trading Corp. (“CMTC” or “Capital Maritime”) (5)	50/50(5)	$24.0
M/T Aias	1 TC	12/2013	CMTC (5)	50/50(5)	$24.0
M/T Atlantas (M/T British Ensign) (7)	5+3+2+1 BC	04/2006	BP		$15.2 (5y) $13.5 (3y) $6.8 (2y)
M/T Aktoras (M/T British Envoy) (7)	5+3+1.5+1 BC	07/2006	BP		$15.2 (5y) $13.5 (3y) $7.0 (1.5y)
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk		$42.2
M/T Agisilaos	1 TC	09/2013	CMTC	50/50(3)	$14.3
M/T Arionas	1 TC	11/2013	CMTC	50/50(3)	$14.3
M/T Aiolos (M/T British Emissary) (7)	5+3+2+1 BC	03/2007	BP		$15.2 (5y) $13.5 (3y) $7.0 (2y)
M/T Avax	1+1 TC	10/2013	BP (6)	50/50(3)	$14.8(6)
M/T Axios	1 TC	07/2014	CMTC	50/50(3)	$14.8
M/T Alkiviadis	1 TC	07/2013	CMTC	50/50(3)	$14.3
M/T Assos	1 TC	06/2014	CMTC		$14.8
M/T Atrotos	1 TC	05/2014	CMTC		$14.8
M/T Akeraios	1.5 TC	07/2013	CMTC	50/50(3)	$15.0
M/T Anemos I	1.2 TC	12/2013	CMTC	50/50(3)	$14.9
M/T Apostolos	1.2 TC	10/2013	CMTC	50/50(3)	$14.9
M/T Alexandros II (M/T Overseas Serifos)	5 BC 5 BC	01/2008 05/2013	OSG (2)		$13.0 $6.3
M/T Aristotelis II (M/T Overseas Sifnos)	5 BC 5 BC	06/2008 03/2013	OSG (2)		$13.0 $6.3
M/T Aris II (M/T Overseas Kimolos)	5 BC 5 BC	08/2008 3/2013	OSG (2)		$13.0 $6.3
M/T Aristotelis	1.5 TC	12/2013	CMTC	50/50(3)	$17.0
M/T Ayrton II	1.5 TC	04/2014	Engen Petroleum Ltd		$15.3
M/T Amore Mio II	1 TC	12/2013	CMTC		$17.0
M/T Miltiadis M II	2 TC	09/2012	Subtec, S.A. de C.V.		$23.2
M/V Hyundai Prestige	12 TC	02/2013	HMM		$29.4
M/V Hyundai Premium	12 TC	03/2013	HMM		$29.4
M/V Hyundai Paramount	12 TC	04/2013	HMM		$29.4
M/V Hyundai Privilege	12 TC	05/2013	HMM		$29.4
M/V Hyundai Platinum	12 TC	06/2013	HMM		$29.4

(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.

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(2)	On November 14, 2012, Overseas Shipholding Group Inc (“OSG”) made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. After discussions between the Partnership and OSG, it was agreed to enter into new charters contracts on substantially the same terms as the prior charters but at a bareboat rate of $6.3 per day. OSG has the option of extending the employment of each vessel following the completion of the bareboat charters for an additional two years on a time chartered basis at a rate of $16.5 per day. OSG has an option to purchase each of the three STX vessels at the end of the eighth, ninth or tenth year of the charter, for $38,000, $35,500 and $33,000, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
(3)	50/50 profit share for breaching IWL (Institute Warranty Limits – applies to voyages to certain ports at certain periods of the year).
(4)	M/V Archimidis and the M/V Agamemnon are employed on time charters with Maersk at a gross rate of US$34.0 per day with earliest redelivery in October 2015 and July 2015, respectively. Maersk has the option to extend the charter of both vessels for an additional four years at a gross rate of $31.5 and $30.5 per day, respectively for the fourth and fifth year and $32.0 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to July 2019 for the M/V Agamemnon and October 2019 for the M/V Archimidis.
(5)	The vessel owning companies of the M/T Amoureux and the M/T Aias have entered into a one year time charter with Capital Maritime at a gross rate of $24.0 per day for each vessel with profit share on actual earnings settled every six months. The charters were commenced in January 2014 and December 2013 respectively.
(6)	The vessel’s actual earnings under its charter will be $14.75 gross per day until May 2014 and $14.8 gross per day between May and October 2014, as the new daily charter rate includes compensation that CMTC will pay to the Partnership for the vessel’s early redelivery in accordance with the terms of the charter party agreement with CMTC. BP has the option to extend the charter for one year at a daily rate of $15.6
(7)	The M/T British Ensign is continuing its bareboat charter with BP after the completion of its charter in April 2014 for an additional 24 months at a bareboat rate of $6.8 per day. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7.3 per day for the optional periods if declared or on time charter basis during the optional periods at a time charter rate of $14.3 per day, if declared.

The M/T British Envoy will continue its bareboat charter with BP after the completion of the current charter in July 2014 for an additional 18 months at a bareboat rate of $7.0 per day. BP has the option to extend the charter duration for up to a further 12 months either as a bareboat charter at a bareboat rate $7.3 per day for the optional periods, if declared or as a time charter at a time charter rate of $14.3 per day, if declared.

The M/T British Emissary will continue its bareboat charter with BP after the completion of its current charters in March 2015 for an additional 24 months at a bareboat rate of $7.0 per day. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7.3 per day for the optional periods if declared or on a time charter basis during all optional periods at a time charter rate of $14.3 per day if declared.

Factors Affecting Our Future Results of Operations

Please refer to our Form 20-F for 2013 filed on February 18, 2014 regarding the factors affecting our future results of operations.

Results of Operations

Six month Period Ended June 30, 2014 Compared to the Six month Period Ended June 30, 2013

Results of operations for the six month periods ended June 30, 2014 and June 30, 2013 differ primarily due to:

•	the gain on sale of our claim against OSG and the gain from bargain purchase, resulting from the acquisition in March 2013, of the two container carriers of 5,000 Twenty Feet Equivalent (“TEU”), which we recorded during the six month period ended June 30, 2013;

•	the higher number of vessels in our fleet for the six month period ended June 30, 2014 which is attributable to the three container carriers we acquired from Capital Maritime subsequently to June 30, 2013 and the operation of the other two container carriers we acquired in March 2013 for the whole period in 2014;

•	the increased charter rates; and

•	the larger number of vessels managed under our floating fee management agreement.

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Revenues

Time, voyage and bareboat charter revenues amounted to approximately $94.9 million for the six month period ended June 30, 2014, as compared to $81.7 million for the six month period ended June 30, 2013. The increase of $13.2 million is primarily attributable to the increased number of vessels in our fleet and the higher charter rates. For the six month period ended June 30, 2014, related party revenue increased to $33.6 million of total revenues as compared to $28.0 million of total revenues for the six month period ended June 30, 2013 primarily due to the higher number of vessels in our fleet chartered with Capital Maritime for the period. Time, voyage and bareboat charter revenues are mainly comprised of the charter hire received from unaffiliated third-party customers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

Voyage Expenses

Voyage expenses amounted to $3.8 million for the six month period ended June 30, 2014, as compared to $3.0 million for the six month period ended June 30, 2013. The increase in voyage expenses of $0.8 million is primarily attributable to the higher commissions we incurred as a result of the higher revenues we earned for the six month period ended June 30, 2014. Voyage expenses are direct expenses to voyage revenues and primarily consist of bunkers, port expenses and commissions. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. Voyage costs under voyage charters are paid for by the owner.

Vessel Operating Expenses

For the six month period ended June 30, 2014, our vessel operating expenses amounted to approximately $31.6 million, of which $7.5 million was incurred under our management agreements with Capital Shipmanagement Corp. (the “Manager”) and includes $0.6 million in additional fees and certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the six month period ended June 30, 2013, our vessel operating expenses amounted to approximately $26.0 million, of which $8.5 million was incurred under our management agreements with our Manager and includes $0.4 million in additional fees and certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

Increases to vessel operating expenses are primarily attributable to the higher number of vessels in our fleet and the increased number of vessels managed under our floating fee management agreement.

General and Administrative Expenses

General and administrative expenses amounted to $2.9 million for the six month period ended June 30, 2014, compared to $6.0 million for the six month period ended June 30, 2013. The decrease of $3.1 million was mainly due to the vesting of our Omnibus Incentive Compensation Plan, in August 2013. General and administrative expenses include board of directors’ fees and expenses, audit and legal fees, and other fees related to the expense of being a publicly traded partnership.

Depreciation and Amortization

Depreciation and amortization amounted to $28.7 million for the six month period ended June 30, 2014 as compared to $24.7 million for the six month period ended June 30, 2013. This increase was attributable to the higher number of vessels in 2014.

Gain from Bargain Purchase

For the six month period ended June 30, 2014 we did not record a gain from bargain purchase as compared to $17.5 million for the six month period ended June 30, 2013, which was attributable to the acquisition of the M/V Hyundai Premium and the M/V Hyundai Paramount as the net identifiable assets acquired exceeded the purchase consideration paid, by $17.5 million.

Gain on sale of claim

For the six month period ended June 30, 2014 there was no gain from sale of claim as compared to $32.0 million for the six month period ended June 30, 2013, which was attributable to the sale of our claim from OSG.

Total Other Expense, Net

Total other expense, net for the six month period ended June 30, 2014 was approximately $8.8 million as compared to $7.2 million for the six month period ended June 30, 2013. This increase of $1.6 million is primarily due to additional interest costs and commitment fees we incurred in connection with our credit facility of up to $225.0 million that we entered into in September 2013 and amended in December 2013.

Partnership’s Net Income

Partnership’s net income for the six month period ended June 30, 2014, amounted to $19.1 million as compared to $64.3 million for the six month period ended June 30, 2013. The decrease was primarily due to the gain of $32.0 million from the sale of our claim against OSG and the gain from bargain purchase of $17.5 million, both of which were recorded in the six month period ended June 30, 2013.

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Liquidity and Capital Resources

As at June 30, 2014, total cash and cash equivalents were $67.7 million, restricted cash was $15.0 million and total liquidity including cash and undrawn long-term borrowings was $232.7 million.

As at December 31, 2013, total cash and cash equivalents were $64.0 million, restricted cash was $15.0 million, and total liquidity including cash and undrawn long-term borrowings was $229.0 million.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and / or expansions and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime or acquisitions from third parties.

As at June 30, 2014 and December 31, 2013 undrawn amounts under the terms of our credit facilities, were $150.0 million.

Total Partners’ Capital as of June 30, 2014, amounted to $750.5 million which reflects a decrease of $30.9 million from the year ended December 31, 2013. This difference consisted of:

•	a decrease of $50.0 million attributable to our distributions to our unit holders; and

•	an increase of $19.1million reflecting our net income for the six month period ended June 30, 2014.

Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statement for the six month period ended June 30, 2014 and 2013 reflects the operations of our subsidiaries.

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the periods presented in millions:

	For the six month periods
	ended June 30,
	2014	2013
Net Cash Provided by Operating Activities	$56.6	$80.5
Net Cash Used in Investing Activities	$(0.1)	$(133.0)
Net Cash (Used in) / Provided by Financing Activities	$(52.7)	$83.6

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $56.6 million for the six month period ended June 30, 2014 as compared to $80.5 million for the six month period ended June 30, 2013. The decrease of $23.9 million is attributable to the proceeds of $32.0 million from the sale of the claim against OSG that we received in June 2013, which was partially offset by the increase of our operating income.

Net Cash Used in Investing Activities

Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities are primarily due to the number of vessels in the relevant period. We expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.

For the six month period ended June 30, 2014 net cash used in investing activities was comprised of:

•	$0.1 million, representing the cash consideration we paid for initial expenses of the M/T Aristotelis which was acquired in November 2013.

For the six month period ended June 30, 2013, net cash used in investing activities was comprised of:

•	$130.0 million, representing the cash consideration we paid for the acquisition of the shares of the vessel owning company of the M/V Hyundai Premium and M/V Hyundai Paramount; and

•	$3.0 million representing the increase to the Partnership’s restricted cash we have to maintain under our credit facilities.

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Net Cash (Used in) / Provided by Financing Activities

Net cash used in financing activities amounted to $52.7 million for the six month period ended June 30, 2014, as compared to $83.6 million provided by financing activities for the six month period ended June 30, 2013.

For the six month period ended June 30, 2014 financing activities consisted of the following:

•	Payment of long term debt of $2.7 million; and

•	Distributions paid to our unit holders amounting to $50.0 million.

For the six month period ended June 30, 2013 financing activities consisted of the following:

•	Proceeds from the sale and issuance of our Class B Units amounting to $75.1 million. Total expenses paid in connection with the sale and issuance of Class B Units were $2.6 million;

•	Proceeds from the issuance of long term debt of $54.0 million for the partial financing of the acquisition of the shares of the vessel owning companies of the M/V Hyundai Premium and M/V Hyundai Paramount;

•	Payment of long term debt of $1.4 million; and

•	Distributions paid amounting to $41.5 million.

Borrowings

Our long-term third party borrowings are reflected in our unaudited condensed balance sheet in long-term liabilities as “Long-term debt.” As of June 30, 2014, long-term debt amounted to $575.2 million as compared to $577.9 million as of December 31, 2013. The current portion of long-term debt was $5.4 million as of June 30, 2014 and December 31, 2013.

Credit Facilities

We are party to four separate non-amortizing credit facilities.

In March 2007, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a revolving credit facility, of up to $370.0 million for the financing of the acquisition cost, or part thereof, of up to 15 MR product tankers. Following the sale of the M/T Attikos and the M/T Aristofanis during the first half of 2012 we repaid $20.5 million under this credit facility. In connection with the issuance and sale of our Class B Units in May and June 2012, we prepaid on May 23, 2012 the amount of $95.2 million and entered into an amendment which provides for the conversion of the 2007 credit facility into a term loan, the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in six equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in June, 2017. The interest margin of this facility, as amended, is 2.0%.

In March 2008, we entered into a loan agreement with a syndicate of financial institutions including HSH Nordbank AG for a non-amortizing credit facility of up to $350.0 million for the partial financing of vessel acquisitions by us. In September 2011, following the acquisition of Crude Carriers, we completed the refinancing of Crude Carrier’s outstanding debt of $134.6 million using this facility. In connection with the refinancing, the M/T Alexander the Great, the M/T Achilleas, the M/T Miltiadis M II, and the M/T Aias were added as collateral to the facility. In connection with the issuance and sale of our Class B Units in May and June 2012, we prepaid on May 23, 2012 the amount of $48.4 million and entered into an amendment which provides for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 plus a balloon payment due in March 2018. In addition, an undrawn tranche of $52.5 million under the 2008 facility was cancelled. On March 20, and March 27, 2013, the Partnership had drawn in total the amount of $54 million from the undrawn portion of its $350.0 million credit facility in order to partly finance the acquisition of the vessel owning companies of the M/V Hyundai Premium and the M/V Hyundai Paramount respectively. The amount of $54.0 million is payable in twenty equal consecutive quarterly installments of $1.4 million commencing in June 2013 plus a balloon payment of $27.0 million in March 2018. On March 27, 2013 the Partnership’s credit facility of $350.0 million was converted into a term loan, and the undrawn amount of $1.4 million was cancelled. The interest margin of this facility, as amended, is 3.0%. Loan commitment fees are calculated at 0.325% per annum on any undrawn amount and are paid quarterly.

In June 2011, we entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25.0 million to partially finance the acquisition of the vessel owning company of the M/V Cape Agamemnon from Capital Maritime. In connection with the issuance and sale of our Class B Units in May and June 2012 we prepaid $6.0 million and entered into an amendment which provides for the deferral of scheduled amortization payments until March 2016 and the repayment of the facility in nine equal consecutive quarterly installments commencing in March 2016 and a balloon payment due in March 2018.

On September 6, 2013, we entered into a new senior secured credit facility of up to $200.0 million led by ING Bank N.V. The facility is non-amortizing until March 2016, with a final maturity date in December 2020. The interest margin of this facility is 3.50%, with a commitment fee of 1.00%. The facility will be available for the funding of up to 50% of the charter free value of modern product tankers and post-panamax container vessels. Also in September 2013, we drew $75 million for the partial financing of three post-panamax container vessels. On December 27, 2013, this credit facility was amended to increase its size to up to $225.0 million. None of the other material terms of the credit facility were amended.

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All our credit facilities contain customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to net interest expenses shall be no less than 2:1, minimum cash requirement of $500,000 per vessel of which 50% may be constituted by undrawn commitments under the applicable credit facility, as well as the ratio of net total indebtedness to the aggregate market value of the total fleet shall not exceed 0.725:1. Our credit facilities also contain a collateral maintenance requirement according to which the aggregate average fair market value of the collateral vessels shall be no less than 125% of the aggregate outstanding amount under these facilities. Furthermore, the vessel owning companies may pay dividends or make distributions when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. The credit facilities have a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Each also requires additional security, including: pledge and charge on current account; corporate guarantee from each of the twenty-five vessel-owning companies, and mortgage interest insurance.

Our obligations under our credit facilities are secured by first-priority mortgages covering our vessels and are guaranteed by each vessel owning company. Our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. For the six month periods ended June 30, 2014 and 2013 we did not incur additional interest expense due to the “Market Disruption Clause”.

As at June 30, 2014 and December 31, 2013 we had $150.0 million in undrawn amounts under our credit facilities respectively, and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. Any reduction or adverse change in the global economic activity, may result to a deterioration of vessel values. If the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. An increase/decrease of 10% of the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facilities.

Off-Balance Sheet Arrangements

As of the date of these unaudited condensed consolidated financial statements we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013.

Changes in Accounting Policies

There have been no changes to our accounting policies in the six month period ended June 30, 2014.

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Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units and earnings per unit)

	As of June 30, 2014	As of December 31, 2013
Assets
Current assets
Cash and cash equivalents	$67,705	$63,972
Trade accounts receivable, net	2,255	4,365
Due from related parties (Note 4)	3	667
Above market acquired charters (Note 6)	—	612
Prepayments and other assets	1,603	1,376
Inventories	3,605	2,740

Total current assets	75,171	73,732

Fixed assets
Vessels, net (Note 5)	1,148,531	1,176,819

Total fixed assets	1,148,531	1,176,819

Other non-current assets
Above market acquired charters (Note 6)	123,139	130,770
Deferred charges, net	4,783	5,451
Restricted cash (Note 7)	15,000	15,000

Total non-current assets	1,291,453	1,328,040

Total assets	1,366,624	$1,401,772

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt (Note 7)	$5,400	$5,400
Trade accounts payable	8,861	7,519
Due to related parties (Note 4)	7,319	13,686
Accrued liabilities	5,472	5,387
Deferred revenue, current (Note 4)	9,500	6,936

Total current liabilities	36,552	38,928

Long-term liabilities
Long-term debt (Note 7)	575,215	577,915
Deferred revenue	4,409	3,503

Total long-term liabilities	579,624	581,418

Total liabilities	616,176	620,346

Commitments and contingencies
Partners’ capital	750,448	781,426

Total liabilities and partners’ capital	1,366,624	$1,401,772

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and earnings per unit)

	For the six month periods ended June 30,
	2014	2013
Revenues	$61,259	$53,726
Revenues – related party (Note 4)	33,632	28,008

Total Revenues	94,891	81,734

Expenses:
Voyage expenses	3,636	2,882
Voyage expenses - related party (Note 4)	161	160
Vessel operating expenses	24,076	17,522
Vessel operating expenses - related party (Note 4)	7,532	8,496
General and administrative expenses	2,890	5,984
Depreciation and amortization	28,743	24,680

Operating income	27,853	22,010

Non-operating income:
Gain from bargain purchase (Note 3)	—	17,475
Gain on sale of claim (Note 12)	—	32,000

Total non-operating income	—	49,475

Other income / (expense), net:
Interest expense and finance cost	(9,457)	(7,357)
Gain on interest rate swap agreement (Note 8)	—	4
Interest and other income	662	200

Total other expense, net	(8,795)	(7,153)

Net income	$19,058	$64,332

Preferred unit holders’ interest in Partnership’s net income	8,004	10,540
General Partner’s interest in Partnership’s net income	216	1,076
Common unit holders’ interest in Partnership’s net income	10,838	52,716
Net income per (Note 11):
• Common unit basic	$0.12	$0.76
Weighted-average units outstanding:
• Common units basic	88,494,025	68,385,001
Net income per (Note 11):
• Common unit diluted	$0.12	$0.70
Weighted-average units outstanding:
• Common units diluted	88,494,025	89,980,394
Comprehensive income:
Partnership’s net income	19,058	64,332
Other Comprehensive income:
Unrealized gain on derivative instruments (Note 8)	—	462

Comprehensive income	$19,058	$64,794

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars, except distributions per unit)

	General Partner	Common Unitholders	Preferred Unitholders	Total	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2013	$9,049	$425,497	$139,744	$574,290	$(462)	$573,828

Distributions declared and paid (distributions per common and preferred unit) (Note 9)	(658)	(32,258)	(8,595)	(41,511)	—	(41,511)
Partnership’s net income	1,076	52,716	10,540	64,332	—	64,332
Issuance of preferred units (Note 9)	—	—	72,535	72,535	—	72,535
Equity compensation expense	—	2,739	—	2,739	—	2,739
Other comprehensive income (Note 8)	—	—	—	—	462	462

Balance at June 30, 2013	$9,467	$448,694	$214,224	$672,385	$—	$672,385

	General Partner	Common Unitholders	Preferred Unitholders	Total	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2014	$9,250	$559,155	$213,021	$781,426	$—	$781,426

Distributions declared and paid (distributions per common and preferred unit) (Note 9)	(821)	(41,136)	(8,079)	(50,036)	—	(50,036)
Partnership’s net income	216	10,838	8,004	19,058	—	19,058

Balance at June 30, 2014	$8,645	$528,857	212,946	$750,448	$—	$750,448

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six month periods ended June 30,
	2014	2013
Cash flows from operating activities:
Net income	$19,058	$64,332
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	28,743	24,680
Gain from bargain purchase (Note 3)	—	(17,475)
Amortization of deferred charges	301	98
Gain on interest rate swap agreements (Note 8)	—	(4)
Amortization of above market acquired charters (Note 6)	8,243	5,579
Equity compensation expense (Note 10)	—	2,739
Changes in operating assets and liabilities:
Trade accounts receivable	2,110	(553)
Prepayments and other assets	(227)	(60)
Inventories	(865)	(83)
Trade accounts payable	1,665	431
Due from related parties	664	—
Due to related parties	(6,367)	3,615
Accrued liabilities	14	788
Deferred revenue	3,577	(3,429)
Dry-docking costs paid	(323)	(196)

Net cash provided by operating activities	56,593	80,462

Cash flows from investing activities:
Vessel acquisitions and improvements (Notes 3, 5)	(112)	(130,000)
Increase in restricted cash	—	(3,000)

Net cash used in investing activities	(112)	(133,000)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 9)	—	75,075
Expenses paid for issuance of Partnership units (Note 9)	—	(2,568)
Proceeds from issuance of long-term debt (Notes 3, 7)	—	54,000
Loan issuance costs	(12)	(11)
Payments of long-term debt (Note 7)	(2,700)	(1,350)
Dividends paid	(50,036)	(41,511)

Net cash (used in) / provided by financing activities	(52,748)	83,635

Net increase in cash and cash equivalents	3,733	31,097

Cash and cash equivalents at beginning of period	63,972	43,551

Cash and cash equivalents at end of period	67,705	74,648

Supplemental cash flow information
Cash paid for interest	$8,243	$7,021
Non-Cash Investing and Financing Activities
Private placement costs relating to Class B preferred units included in liabilities (Note 9)	$—	$(28)
Capitalised and dry-docking vessel costs included in liabilities	$71	$321

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty modern high specification vessels consists of four suezmax crude oil tankers, eighteen modern medium range tankers all of which are classed as IMO II/III vessels, seven post panamax container carrier vessels, and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2014.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

2.	Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2013 (the “Consolidated Financial Statements for the year ended December 31, 2013”). There have been no changes to these policies in the six month period ended June 30, 2014.

Recent accounting pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Partnership’s unaudited condensed consolidated financial statements in the current period.

3.	Acquisitions

a. Hercules Container Carrier S.A. (M/V Hyundai Premium)

On March 20, 2013, the Partnership acquired the shares of Hercules Container Carrier S.A., the vessel owning company of the M/V Hyundai Premium (“Hercules”), a 2013 built 5,000 Twenty feet Equivalent Unit (“TEU”) from Capital Maritime & Trading Corp. (“CMTC”) for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. The vessel at the time of her acquisition by the Partnership was fixed on a twelve year time charter, with Hyundai Merchant Marine Co Ltd (“HMM”). The time charter commenced in March 2013 and the earliest expiration date under the charter is in January 2025.

The Partnership accounted for the acquisition of Hercules as an acquisition of a business. All assets and liabilities of Hercules except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

a. Hercules Container Carrier S.A. (M/V Hyundai Premium) – Continued

•	Purchase Price

The total purchase consideration of $65,000 was funded using a portion of the $54,000 draw-down from the Partnership’s $350,000 credit facility (Note 7), part of the net proceeds from the issuance of 9,100,000 Partnership’s Class B Convertible Preferred Units in March 2013 (Note 9) and part of the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Hercules.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Hercules and the gain from bargain purchase recorded as non operating income, net in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013 was calculated as follows:

As of March 20, 2013
Vessel	$54,000
Above market acquired time charter	$19,707
Identifiable assets	$73,707
Purchase price	$(65,000)

Gain from bargain purchase	$8,707

After a subsequent review and reassessment of valuation methods and procedures of the $73,707 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,707 in its unaudited condensed consolidated statements of comprehensive income, in accordance with Accounting Standard Codification (“ASC”) Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Hercules acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Hercules which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of March 20, 2013	Duration of time charter acquired
Above market acquired time charter	$19,707	11.8 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and market rate for comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Total revenues and net income of M/V Hyundai Premium since its acquisition by the Partnership were $2,583 and $1,305 respectively and were included in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

a. Hercules Container Carrier S.A. (M/V Hyundai Premium) – Continued

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the six month period ended June 30, 2013

•	Pro forma results of operations of Hercules for the period from its vessel’s delivery from the shipyard on March 11, 2013 (vessel inception) to March 20, 2013 as if Hyundai Premium was operating under post acquisition revenue and cost structure.

The combined results do not purport to be indicative of the results of the operations which would have resulted had the acquisition been effected at beginning of the applicable period noted above, or the future results of operations of the combined entity.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisition of Hyundai Premium occurred on March 11, 2013 (vessel inception):

	For the six month periods ended June 30, 2013
	$
Partnership’s net income		$64,424
	$
General Partner’s interest in Partnership’s net income		$1,078
	$
Net income per common unit basic		$0.76
Net income per common unit diluted		$0.71

b. Iason Container Carrier S.A. (M/V Hyundai Paramount)

On 27 March 2013, the M/V Hyundai Paramount, a 2013 built 5,000 TEU container vessel, was delivered to CMTC from a shipyard and on the same date the Partnership acquired the shares of Iason Container Carrier S.A (“Iason”), the vessel owning company of M/V Hyundai Paramount from CMTC for a total consideration of $65,000 following the unanimous recommendation of the conflicts committee and the unanimous approval of the board of directors. At the time of her acquisition by the Partnership the vessel was fixed on a twelve year time charter, with HMM. The time charter commenced in April 2013 and the earliest expiration date under the charter is in February 2025.

The Partnership accounted for the acquisition of Iason as an acquisition of a business. All assets and liabilities of Iason except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

b. Iason Container Carrier S.A. (M/V Hyundai Paramount) – Continued

•	Purchase Price

The total purchase consideration of $65,000 was funded using a portion of the $54,000 draw-down from the Partnership’s $350,000 credit facility (Note 7), part of the net proceeds from the issuance of 9,100,000 Partnership’s Class B Convertible Preferred Units in March 2013 (Note 9) and part of the Partnership’s available cash.

•	Acquisition related costs

There were no costs incurred in relation to the acquisition of Iason.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Iason and the gain from bargain purchase recorded as non operating income, net in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013 was calculated as follows:

As of March 27, 2013
Vessel	$54,000
Above market acquired time charter	$19,768
Identifiable assets	$73,768
Purchase price	$(65,000)

Gain from bargain purchase	$8,768

After a subsequent review and reassessment of valuation methods and procedures of the $73,768 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $8,768 in its unaudited condensed consolidated statements of comprehensive income, in accordance with ASC Subtopic 805-30 “Business Combinations, Goodwill or Gain from Bargain Purchase, Including Consideration Transferred” as of the Iason acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Iason which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of March 27, 2013	Duration of time charter acquired
Above market acquired time charter	$19,768	11.8 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate at which the vessel was fixed at and market rate for comparable charter as provided by independent third parties on the business combination date discounted at a WACC of approximately 11%.

Total revenues and net loss of M/V Hyundai Paramount since its acquisition by the Partnership were $2,156 and $969 respectively and were included in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisitions – Continued

b. Iason Container Carrier S.A. (M/V Hyundai Paramount) – Continued

•	Pro Forma Financial Information

There is no pro forma financial information available in relation to the acquisition of Iason as its vessel was under construction up to the date of its acquisition by the Partnership.

4.	Transactions with Related Parties

The Partnership and its subsidiaries, have related-party transactions with the Capital Shipmanagement Corp. (the “Manager”), due to certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of the IPO the Partnership entered into an agreement with its Manager , according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses with an initial term of five years per managed vessel. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude Carriers Corp. (“Crude”) management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude. The five crude tanker vessels the Partnership acquired as part of the Crude acquisition continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement, the Partnership compensates the Manager for all expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. As of March 2014 this termination fee was adjusted to $9,760.

All the above three agreements constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charges the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the six month periods ended June 30, 2014 and 2013 such fees amounted to $640 and $389 respectively.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties – Continued

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses Capital General Partner (“CGP”) for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2014	As of December 31, 2013
Assets:
Hire receivable (c)	$3	$667

Due from related parties	3	667

Total assets	$3	$667

Liabilities:
Manager – payments on behalf of the Partnership (a)	$7,319	$12,333
Management fee payable to CSM (b)	—	1,353

Due to related parties	$7,319	$13,686
Deferred revenue – current (e)	6,634	5,198

Total liabilities	$13,953	$18,884

Consolidated Statement of Comprehensive Income	For the six month periods ended June 30,
	2014	2013
Revenues (c)	$33,632	$28,008
Voyage expenses	161	160
Vessel operating expenses	7,532	8,496
General and administrative expenses (d)	1,495	1,521

(a)	Manager - Payments on Behalf of Capital Product Partners L.P. : This line item includes the Manager payments it makes on behalf of the Partnership and its subsidiaries.
(b)	Management fee payable to CSM : The amount outstanding as of June 30, 2014 and December 31, 2013 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties – Continued

(c)	Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC during the six month periods ended June 30, 2014 and 2013:

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	09/2012	09/2013	$13.5 ($13.3)
M/T Agisilaos	1 TC	09/2013	08/2014	$14.3 ($14.1)
M/T Axios	1 TC	06/2012	06/2013	$14.0 ($13.8)
M/T Axios	1 TC	06/2013	07/2014	$14.8 ($14.6)
M/T Arionas	1 TC	11/2012	11/2013	$13.8 ($13.6)
M/T Arionas	1 TC	11/2013	10/2014	$14.3 ($14.1)
M/T Alkiviadis	1 TC	07/2012	07/2013	$13.4 ($13.2)
M/T Alkiviadis	1 TC	07/2013	07/2014	$14.3 ($14.1)
M/T Avax	1 TC	05/2012	05/2013	$14.0 ($13.8)
M/T Avax	1 TC	05/2013	10/2013	$14.8 ($14.6)
M/T Akeraios	1 TC	07/2012	07/2013	$14.0 ($13.8)
M/T Akeraios	1.5 TC	07/2013	12/2014	$15.0 ($14.8)
M/T Apostolos	1 TC	09/2012	10/2013	$14.0 ($13.8)
M/T Apostolos	1.2 to 1.5 TC	10/2013	12/2014	$14.9 ($14.7)
M/T Anemos I	1.2 to 1.5 TC	12/2013	02/2015	$14.9 ($14.7)
M/T Agamemnon II	1 TC	03/2013	10/2013	$14.5 ($14.5)
M/T Amoureux	1+1 TC	10/2011	01/2014	$20.0+$24.0 ($19.8+$23.7)
M/T Amoureux	1 TC	01/2014	12/2014	$24.0 ($23.7)
M/T Aias	1+1 TC	11/2011	12/2013	$20.0+$24.0 ($19.8+$23.7)
M/T Aias	1 TC	12/2013	11/2014	$24.0 ($23.7)
M/T Assos	1 TC	06/2014	05/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2014	04/2015	$14.8 ($14.6)
M/T Amore Mio II	1 TC	12/2013	11/2014	$17.0 ($16.8)
M/T Aristotelis	1.5 to 2 TC	12/2013	06/2015	$17.0 ($16.8)

(d)	General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.
(e)	Deferred Revenue: As of June 30, 2014 and December 31, 2013 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5.	Vessels

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2013	$1,136,444	$(176,894)	$959,550

Acquisition and improvements	308,141	—	308,141
Disposals	(48,033)	—	(48,033)
Depreciation for the period	—	(42,839)	(42,839)

Balance as at December 31, 2013	1,396,552	(219,733)	1,176,819

Acquisition and improvements	183	—	183
Depreciation for the period	—	(28,471)	(28,471)

Balance as at June 30, 2014	$1,396,735	$(248,204)	$1,148,531

All of the Partnership’s vessels as of June 30, 2014 have been provided as collateral to secure the Partnership’s credit facilities.

During the six month period ended June 30, 2014, M/T Ayrton II and M/T Amore Mio II underwent improvements during their scheduled special and intermediate survey, respectively. The costs of these improvements for both vessels amounted to $183 and were capitalized as part of the vessels’ historic cost.

On November 28, 2013, the Company acquired the M/T Aristarchos (renamed M/T Aristotelis), a 51,604 dwt eco type medium range product tanker built in 2013, from an unrelated third party, for a total consideration of $38,141 including initial expenses of $111. The acquisition price was funded from the selling proceeds of the M/T Agamemnon II and from the Partnership’s available cash.

On November 5, 2013, the Company disposed the M/T Agamemnon II a 51,238 dwt chemical tanker built in 2008 for net proceeds of $32,192 to an unrelated third party. The Partnership realized a net loss on this disposal of $7,073 as the carrying value of the vessel at the time of her disposal was $38,923.

On September 11, 2013, the Company acquired the shares of Anax Container Carrier S.A., the vessel owning company of the M/V Hyundai Prestige, Thiseas Container Carrier S.A., the vessel owning company of the M/V Hyundai Privilege and Cronus Container Carrier S.A., the vessel owning company of the M/V Hyundai Platinum. All these three vessels were built in 2013 and are 5,000 TEU container vessels. The vessels were recorded in the Partnership’s financial statements at their respective fair values of $54,000 each as quoted by independent brokers at the time of their acquisition by the Partnership.

On March 20 and March 27, 2013, the Company acquired the shares of Hercules Container Carrier S.A., the vessel owning company of M/V Hyundai Premium, and Iason Container Carrier S.A., the vessel owning company of the M/V Hyundai Paramount, respectively (Note 3). The vessels were recorded in the Partnership’s financial statements at their respective fair values of $54,000 each as quoted by independent brokers at the time of their acquisition by the Partnership.

6.	Above market acquired charters

On September 11, 2013 the Partnership acquired the shares of Anax Container Carrier S.A., Thiseas Container Carrier S.A. and Cronus Container Carrier S.A., the vessel owning companies of the M/V Hyundai Prestige, M/V Hyundai Privilege, and M/V Hyundai Platinum, respectively, from CMTC with outstanding time charters to HMM which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $19,094, $19,329 and $19,358, respectively, and recorded as an asset in the unaudited condensed consolidated balance sheet as of the acquisition date.

On March 20 and March 27, 2013 the Partnership acquired the shares of Hercules Container Carrier S.A. and Iason Container Carrier S.A., the vessel owning companies of M/V Hyundai Premium and M/V Hyundai Paramount, respectively, from CMTC with outstanding time charters to HMM which were above the market rates for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charters were estimated by the Partnership at $19,707 and $19,768, respectively, and recorded as an asset in the unaudited condensed consolidated balance sheet as of the acquisition date (Note 3).

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6.	Above market acquired charters – Continued

For the six month periods ended June 30, 2014 and 2013, revenues included a reduction of $8,243 and $5,579 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/T Assos	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
Carrying amount as at January 1, 2013	$40,171	$3,093	$2,227	$2,229	$—	$—	$—	$—	$—	$47,720

Acquisitions	—	—	—	—	19,707	19,768	19,094	19,329	19,358	97,256
Amortization	(5,357)	(2,481)	(864)	(797)	(1,311)	(1,240)	(519)	(513)	(512)	(13,594)

Carrying amount as at December 31, 2013	$34,814	$612	$1,363	$1,432	$18,396	$18,528	$18,575	$18,816	$18,846	$131,382

Acquisitions	—	—	—	—	—	—	—	—	—	—
Amortization	(2,657)	(612)	(428)	(395)	(827)	(828)	(839)	(829)	(828)	(8,243)

Carrying amount as at June 30, 2014	$32,157	$—	$935	$1,037	$17,569	$17,700	$17,736	$17,987	$18,018	$123,139

As of June 30, 2014 the remaining carrying amount of unamortized above market acquired time and bare-boat charters was $123,139 and will be amortized in future years as follows:

For the twelve month period ended June 30,	M/V Cape Agamemnon	M/V Agamemnon	M/V Archimidis	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	Total
2015	$5,357	$863	$796	$1,668	$1,670	$1,693	$1,672	$1,669	$15,388
2016	5,372	72	241	1,668	1,670	1,697	1,676	1,674	14,070
2017	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
2018	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
2019	5,357	—	—	1,668	1,670	1,693	1,672	1,669	13,729
Thereafter	5,357	—	—	9,229	9,350	9,267	9,623	9,668	52,494

Total	$32,157	$935	$1,037	$17,569	$17,700	$17,736	$17,987	$18,018	$123,139

7.	Long-Term Debt

Long-term debt consists of the following:

	Bank Loans	Entity	As of June 30, 2014	As of December 31, 2013	Margin
(i)	Issued in April, 2007 maturing in June, 2017	Capital Product Partners L.P.	$250,850	$250,850	2.00%
(ii)	Issued in March, 2008 maturing in March 2018	Capital Product Partners L.P.	$235,765	238,465	3.00%
(iii)	Issued in June 2011 maturing in March 2018	Capital Product Partners L.P.	$19,000	19,000	3.25%
(iv)	Issued in September 2013 maturing in December 2020	Capital Product Partners L.P.	$75,000	75,000	3.50%

	Total		$580,615	$583,315

	Less: Current portion		$5,400	5,400

	Long-term portion		$575,215	$577,915

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7.	Long-Term Debt

As of June 30, 2014 the Partnership’s loan amounts drawn under its credit facilities are as follows:

Vessel / Entity	Date	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)	$225,000 Senior Secured Credit Facility (iv)
M/T Akeraios	07/13/2007	$46,850	$—	$—	$—
M/T Apostolos	09/20/2007	56,000	—	—	—
M/T Anemos I	09/28/2007	56,000	—	—	—
M/T Alexandros II	01/29/2008	48,000	—	—	—
M/T Amore Mio II	03/27/2008	—	46,000	—	—
M/T Aristofanis	04/30/2008	—	11,500	—	—
M/T Aristotelis II	06/17/2008	20,000	—	—	—
M/T Aris II	08/20/2008	24,000	1,584	—	—
M/V Cape Agamemnon	06/09/2011	—	—	19,000	—
M/V Hyundai Premium	03/20/2013	—	23,625	—	—
M/V Hyundai Paramount	03/27/2013	—	23,625	—	—
M/V Hyundai Prestige, M/V Hyundai Privilege, M/V Hyundai Platinum	09/11/2013	—	—	—	75,000
Crude Carriers Corp. and its subsidiaries	09/30/2011	—	129,431	—	—

Total		$250,850	$235,765	$19,000	$75,000

In November, 2013 the Partnership amended its credit facility of $370,000 in order to replace the M/T Agamemnon II which was sold on November 5, 2013 (Note 5) with the M/T Aristotelis as a security.

In September 2013 the Partnership entered into a new senior secured credit facility of up to $200,000, which was amended in December, 2013 to upsize it up to $225,000, led by ING Bank N.V. in order to partly finance the acquisition cost of certain vessels. The facility is divided in two tranches. Tranche A consisted of $75,000 which was drawn down on September 11, 2013, in order to part finance the acquisition cost of the shares of Anax Container Carrier S.A., Cronus Container Carrier S.A. and Thiseas Container Carrier S.A. that were the owning companies of the 2013-built 5,000 TEU container vessels “Hyundai Prestige”, “Hyundai Privilege” and “Hyundai Platinum” respectively (Note 5). Tranche B, consisted of $150,000, which will be available in multiple advances in order to finance up to 50% of the acquisition cost of certain additional ships or to finance the cost of acquiring the issued share capital of an additional vessel owning company. As of June 30, 2014 the Partnership had not drawn down any amount of Tranche B. The facility is repayable in twenty consecutive quarterly installments, beginning in March 2016, in the amount that provides for the overall thirteen and sixteen year repayment profiles on sub facilities A (Tranche A) and B (Tranche B) respectively, after adjustment for the security vessel age at acquisition date and availability period.

All amounts outstanding, including the balloon payment, will become due and payable in December 2020. The facility bears interest at LIBOR plus a margin of 3.50% and commitment fees of 1.0%.

In March, 2013, the Partnership’s credit facility of $350,000 was converted into a term loan, and the undrawn amount of $1,420 was cancelled.

On March 20, and March 27, 2013, the Partnership had drawn in total the amount of $54,000 from the undrawn portion of its $350,000 credit facility in order to partly finance the acquisition of the vessel owning companies of the M/V Hyundai Premium and the M/V Hyundai Paramount respectively (Note 3). The amount of $54,000 is payable in twenty equal consecutive quarterly installments of $1,350 each commencing in June 2013 plus a balloon payment of $27,000 in March 2018.

The Partnership’s loan of $370,000 will be repaid in 6 equal consecutive quarterly installments of $12,975 commencing in March, 2016 plus a balloon payment due in June, 2017. The Partnership’s credit facilities of $350,000 and $25,000 will be repaid in 9 equal consecutive quarterly installments of $7,855 and $1,000 respectively commencing in March, 2016 plus a balloon payment for each facility due in March, 2018.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7.	Long-Term Debt – Continued

Details of the Partnership’s credit facilities are discussed in note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2013 included in the Partnership’s Annual Report on Form 20-F. As of June 30, 2014 and December 31, 2013 the Partnership was in compliance with all financial debt covenants.

For the six month periods ended June 30, 2014 and 2013 interest expense amounted to $8,196 and $7,077, respectively. As of June 30, 2014 the weighted average interest rate of the Partnership’s loan facilities was 2.79%.

8.	Derivative Instruments

The Partnership had entered into fourteen interest rate swap agreements in order to mitigate the exposure from interest rate fluctuations. Nine of the Partnership’s interest rate swap agreements under its $370,000 credit facility expired as of June 29, 2012 and one was terminated upon the disposal of the M/T Attikos and the M/T Aristofanis. During the year ended December 31, 2012, the Partnership terminated one interest rate swap agreement in full and one partially under its $350,000 credit facility. During the six month period ended June 30, 2013, the Partnership’s three remaining swaps amounting to $59,084 expired.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8.	Derivative Instruments – Continued

The table below shows the effective portion of the Partnership’s derivatives recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the unaudited condensed consolidated statements of comprehensive income and the amounts remaining in OCI for the six month periods ended June 30, 2014 and 2013 respectively:

Derivatives designated in cash flow hedging relationships recognized in OCI (Effective Portion)	Change in Fair Value of hedging instrument recognized in OCI (Effective Portion)		Location of Gain/(loss) Reclassified into consolidated statements of comprehensive /income (Effective Portion)	Amount of Loss Reclassified from OCI into consolidated statements of comprehensive income (Effective Portion)		Amount of Gain recorded in OCI (Effective Portion)		Location of Gain/(loss) Recognized in the consolidated statements of comprehensive /income (ineffective portion)	Amount of Gain/ (Loss) recognized the consolidated statements of comprehensive / income
	2014	2013		2014	2013	2014	2013		2014	2013
Interest rate swaps	—	(4)	Interest expense and finance cost	—	(466)	—	462	Gain on interest rate swap agreement	—	4

The Partnership follows the accounting guidance for derivative instruments that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparable, interest rates, yield curves and other items that allow value to be determined. Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves.

Since March 31, 2012 and May 23, 2012 two out of three interest rate swaps did not qualify as cash flow hedges and the changes in their fair value was recognized in the unaudited condensed consolidated statements of comprehensive income whilst the third interest rate swap agreement qualified as a cash flow hedge and the changes in its fair value is recognized in accumulated other comprehensive loss. As a result the amount of $1,400 and $50, which was part of the Partnership’s accumulated other comprehensive loss (“OCL”) as of March 31, 2012 and May 23, 2012 respectively, were attributable to the two ineffective hedges and were being amortized over their respective remaining term up to their maturity date March 27, 2013 and March 28, 2013, respectively in the Partnership’s unaudited condensed consolidated statements of comprehensive income by using the effective interest rate method. For the six month period ended June 30, 2013 the Partnership recorded an expense of $363 from the above amortization.

The net result of the accumulated OCL amortization and the change of the fair value of certain interest rate swap agreements of $4 is presented under other income / (expense), net as a “Gain on interest rate swap agreement” in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2013.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9.	Partners’ Capital

As of June 30, 2014 and December 31, 2013 our partners’ capital included the following units:

	As of June 30, 2014	As of December 31, 2013
Limited partner units	88,790,710	88,440,710
General partner units	1,765,457	1,765,457
Preferred partner units	18,572,221	18,922,221

Total partnership units	109,128,388	109,128,388

For the six month period ended June 30, 2014 and for the year ended December 31, 2013 various investors, holders of Class B Convertible Preferred Units, converted 350,000 and 5,733,333 Class B Convertible Preferred Units into common units, respectively.

In August 2013, the Partnership completed successfully an equity offering of 13,685,000 common units, including 1,785,000 common units representing the overallotment option which was fully exercised, at a net price of $9.25 per common unit, receiving proceeds of $120,696 after the deduction of the underwriters’ commissions. After the deduction of expenses relating to this equity offering the net proceeds of this offering amounted to $119,811. The net proceeds were used to partially fund the acquisition cost of the vessel owning companies of the M/V Hyundai Prestige, the M/V Hyundai Privilege and the M/V Hyundai Platinum from CMTC (Note 5). CMTC participated in both the offering and the exercise of the over-allotment option and purchased 279,286 units at the public offering price, subsequently, in August 2013, converting 349,700 common units into general partner units in order for CGP to maintain its 2% interest in the Partnership.

On March 15, 2013 the Partnership entered into a Class B Convertible Preferred Unit Subscription Agreement (the “Agreement”) in order to issue 9,100,000 Class B Convertible Preferred Units at a price of $8.25 per Class B Convertible Preferred Unit to a group of investors comprising of Kayne Anderson, Oaktree and its sponsor CMTC. The Partnership used the net proceeds of $72,535 to partially fund the acquisition of the vessel owning companies of the M/V Hyundai Premium and the M/V Hyundai Paramount from CMTC (Note 3).

The holders of the Class B Convertible Preferred Units have the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price shall be adjusted upon the occurrence of certain events as described in the Agreement.

Commencing on May 23, 2015, in the event the 30-day volume-weighted average trading price (“VWAP”) and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”) the Partnership acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full board of directors), shall have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio.

The holders of the outstanding Class B Convertible Preferred Units as of an applicable record date shall be entitled to receive, when, as and if authorized by the Partnership’s board of directors or any duly authorized committee, out of legally available funds for such purpose, (a) first, the minimum quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (b) second, any cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to this Agreement in cash. The minimum quarterly Class B Convertible Preferred Unit Distribution Rate shall be payable quarterly which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a business day, the next succeeding business day.

Any distribution payable on the Class B Convertible Preferred Units for any partial quarter (other than the initial distribution payable on the Class B Convertible Preferred Units for the period from May 22, 2012 through June 30, 2012 that equals to $0.26736 for each Class B Convertible Preferred Unit ) shall equal the product of the minimum quarterly Class B Convertible Preferred Unit distribution rate of $0.21375 (equals to a 9.5% annual distribution rate, subject to adjustment in the cases where clause of change of control, and/or clause of cross default provisions of the Agreement applies).

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9.	Partners’ Capital - Continued

Details of the Partnership’s Partner’s Capital are discussed in note 13 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2013 included in the Partnership’s Annual Report on Form 20-F.

During the six month periods ended June 30, 2014 and 2013, the Partnership declared and paid the following distributions to its common and preferred unit holders:

	April 22, 2014	January 22, 2014	April 22, 2013	January 22, 2013
Common unit-holders
Distributions per common unit declared	0.2325	0.2325	0.2325	0.2325
Common units entitled to distribution	88,490,710	88,440,710	69,372,077	69,372,077
General partner and IDR distributions	$411	$410	$329	$329
Preferred unit-holders
Distributions per preferred unit declared	0.21375	0.21375	0.21375	0.21375
Preferred units entitled to distribution	18,872,221	18,922,211	24,655,554	15,555,554

10.	Omnibus Incentive Compensation Plan

a. Partnership’s Omnibus Incentive Compensation Plan

On April 29, 2008, the board of directors approved the Partnership’s Omnibus Incentive Compensation Plan (the “Plan”) according to which the Partnership may issue a limited number of awards, not to exceed 500,000 units. The Plan was amended on July 22, 2010 increasing the aggregate number of restricted units issuable under the Plan to 800,000. The Plan is administered by the General Partner as authorized by the board of directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the General Partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors are considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan are not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On August 25 and 31, 2010 CGP awarded 448,000 and 347,200 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees vest in three equal annual installments. The remaining awards vested on August 31, 2013.

All unvested units were conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which were retained by the custodian of the Plan until the vesting date at which were payable to the grantee. As unvested unit grantees accrued distributions on awards that were expected to vest, such distributions were charged to Partner’s capital.

b. Crude’s Equity Incentive Plan

On March 1, 2010 Crude adopted an equity incentive plan according to which Crude issued 399,400 shares out of 400,000 restricted shares that were authorized. Members of the board of directors were considered to be employees of Crude (“Employees”), while employees of Crude’s affiliates and other eligible persons under this plan were not considered to be employees of Crude (“Non-Employees”). Awards granted to certain Employees vest in three equal annual installments. The remaining awards vested on August 31, 2013.

All unvested units were conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which were retained by the custodian of the Plan until the vesting date at which were payable to the grantee. As unvested shares grantees accrued dividends on awards that were expected to vest, such dividends were charged to Stockholders’ equity prior to Crude’s acquisition and were charged to the Partner’s capital subsequently to the acquisition.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10.	Omnibus Incentive Compensation Plan - Continued

c. Acquisition of Crude by the Partnership

Upon the completion of the acquisition of Crude by the Partnership on September 30, 2011, the Crude’s Equity Incentive Plan existing that date was incorporated into the Partnership’s Plan at a ratio of 1.56 common Partnership’s unit for each Crude share. The 205,000 unvested shares of Crude’s Employee award converted to 319,800 Partnership’s unvested units and the 194,400 unvested shares of Crude’s Non-Employee award converted to 303,264 Partnership’s unvested units. The terms and conditions of both plans are significantly the same and remained unchanged after the acquisition, with the exception of 20,000 Crude shares, which were converted to 31,200 Partnership’s units upon the completion of the acquisition. These Crude shares were held by those members of the Crude’s Independent Committee who were not designated by Crude to serve as a member of the Partnership board of directors and were vested in full immediately upon the consummation of the acquisition on September 30, 2011.

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2013	338,135	$2,521	650,464	$4,736
Vested	338,135	2,521	650,464	4,736
Unvested on December 31, 2013	—	—	—	—

For the six month period ended June 30, 2013 the equity compensation expense that has been charged against income was $907 for the employee awards and $1,832 for the non-employee awards. This expense has been included in general and administrative expenses in Partnership’s unaudited condensed consolidated statement of comprehensive income.

As of June 30, 2013, there was $309 of total unrecognized compensation cost related to unvested equity compensation arrangements granted to Employees under the Plan based on:

•	the grant date unit price of $8.08 on August 25, 2010 for the Employees awards that existed before the acquisition of Crude; and

•	the amortization of the fair value of equity compensation expense for Crude’s Employees awards attributable to post-combination services determined upon the completion of the acquisition of Crude.

That cost was recognized until August 2013.

As of June 30, 2013, there was $753 of total unrecognized compensation cost related to unvested equity compensation arrangements granted to Non-Employees under the Plan, valued based on the closing unit price of $9.28 on June 30, 2013. That cost was until August 2013.

The Partnership had used the straight-line method to recognize the cost of the awards.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11.	Net Income Per Unit

The general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.

The Partnership’s net income for the six month periods ended June 30, 2014 and 2013, excluding the non-cash gain from bargain purchase, as this was not distributed to the Partnership’s unit holders for the six month period ended June 30, 2013, did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The two class method was used to calculate EPU as follows:

BASIC	For the six month periods ended June 30,
Numerators	2014	2013
Partnership’s net income	$19,058	$64,332
Less:
Partnership’s net income available to preferred unit holders	8,004	10,540
General Partner’s interest in Partnership’s net income	216	1,076
Partnership’s net income allocable to unvested units	—	750
Partnership’s net income available to common unit holders	$10,838	$51,966
Denominators
Weighted average number of common units outstanding, basic	88,494,025	68,385,001
Net income per common unit:
Basic	$0.12	$0.76

DILUTED	For the six month periods ended June 30,
Numerators	2014	2013
Partnership’s net income available to common unit holders	$19,058	$64,332
Less:
General Partner’s interest in Partnership’s net income	216	975
Partnership’s net income available to preferred unit holders	8,004	10,540
Partnership’s net income allocable to unvested units	—	695
Add:
Partnership’s net income available to preferred unit holders	—	10,540
Partnership’s net income allocable to unvested units	—	695
	$10,838	$63,357
Denominators
Weighted average number of common units outstanding, basic	88,494,025	68,385,001
Dilutive effect of preferred units	—	20,608,317
Dilutive effect of unvested shares	—	987,076
Weighted average number of common units outstanding, diluted	88,494,025	89,980,394
Net income per common unit:
Diluted	$0.12	$0.70

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12.	Gain on sale of claim

On November 14, 2012, Overseas Shipholding Group Inc (“OSG”) and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Partnership had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II) or (the “Vessels”), all built in 2008 by STX Offshore & Shipbuilding Co. Ltd. with long term bareboat charters to subsidiaries of OSG (“Original Charter Contracts” or “Rejected Charters”).

After discussions with OSG, the Partnership agreed to enter into new charter contracts (“New Charter Contracts”) with OSG on substantially the same terms as the Original Charter Contracts, but at a bareboat rate of $6.3 per day per vessel instead of $13.0 per day per vessel as per the Original Charter Contracts. The new charters were approved by the Bankruptcy Court on March 21, 2013 and were effective as of March 1, 2013. On the same date, the Bankruptcy Court also rejected the Original Charter Contracts as of March 1, 2013. Rejection of each charter constitutes a material breach of such charter. On May 24, 2013, the Partnership filed claims (the “Claims”) against each of the charterers and their respective guarantors for damages resulting from the rejection of each of the Original Charter Contracts, including, among other things, the difference between the reduced amount of the New Charter Contracts and the amount due under each of the Rejected Charters. The total claim amount of the three claims stood at $54,096 (“Total Claim Amount”).

The Partnership unconditionally and irrevocably sold, transferred and assigned to Deutsche Bank, 100% of its right, title, interest, claims and causes of action in and to arising in connection with all three of the claims that the vessel-owning subsidiaries have against OSG, via Assignment Agreements signed on June 25, 2013, thus releasing the Partnership of any payments or distributions of money or property in respect of the claim to be delivered or made to Deutsche Bank. In connection with the Assignment Agreements, on July 2, 2013, Deutsche Bank filed with the Bankruptcy Court six separate Evidences of Transfer of Claim, each pertaining to the Partnership’s vessel-owning subsidiaries’ claims against each charterer party to the original three charter agreements and each respective guarantor thereof.

On June 26, 2013 pursuant to the Assignment Agreements, the Partnership received from Deutsche Bank an amount of $32,000 as part payment for the assignment of the three claims. On December 18, 2013 the Partnership and Deutsche Bank entered into a Settlement Notice and Refund Modification Agreement according to which the maximum amount to be refunded to Deutsche Bank will be $644 which is presented under “Accrued liabilities” in the Partnership’s unaudited condensed consolidated Balance Sheets as of December 31, 2013. On February 19, 2014 the Partnership paid this amount to Deutsche Bank.

13.	Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a)	Lease Commitments

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of June 30, 2014 are:

For the years ended June 30,	Amount
2015	$154,987
2016	88,089
2017	77,532
2018	73,954
2019	68,967
Thereafter	317,280

Total	$780,809

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

14.	Subsequent events

a)	Dividends: On July 22, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the second quarter of 2014, which will be paid on August 15, 2014, to unit holders of record on August 7, 2014.

In addition, on July 22, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B unit for the second quarter of 2014. The cash distribution will be paid on August 8, 2014, to Class B unit holders of record on August 1, 2014.

b)	Drop Down Transaction: CMTC has proposed that it would agree to drop down three 9,000 TEU containerships and two medium range product tankers at attractive prices, as well provide the Partnership with a right of first refusal over six additional medium range product tankers, in exchange for amending the target distributions to holders of Incentive Distribution Rights (“Drop Down Transaction”). This proposal is subject to unitholders approval at the Annual General Meeting of the Partnership, scheduled for August 21, 2014.